UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. __)

PROTALEX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

743642100
(CUSIP Number)

NIOBE VENTURES, LLC
c/o Arnold P. Kling
712 Fifth Avenue, 11th Floor
New York, New York 10019
Tel: 212 755 8777
Fax: 212 713 1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743642100	SCHEDULE 13D	Page 2 of 6
Pages

[Repeat following page as necessary]

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENTITIES ONLY)
NIOBE VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware
	7	SOLE VOTING POWER
NUMBER OF		65,217,390*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		65,217,390*

	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,217,390*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.5%*
14	TYPE OF REPORTING PERSON* OO
* SEE ITEM 5.

CUSIP No. 743642100	SCHEDULE 13D	Page 3 of 6
Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)
Arnold P. Kling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF
SHARES		65,242,390*
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON
WITH	9	SOLE DISPOSITIVE POWER
		65,242,390*

	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,242,390*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.5%*
14	TYPE OF REPORTING PERSON*
IN
* SEE ITEM 5.

CUSIP No. 743642100	SCHEDULE 13D	Page 4 of 6
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ITEM 1.	SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.00001 per share (the “Common Stock”), of Protalex, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 145 Union Square Drive, New Hope, Pennsylvania 18938.

ITEM 2.	IDENTITY AND BACKGROUND.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)  promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (“Exchange Act”): Niobe Ventures, LLC, a Delaware limited liability company (“Niobe”) and Arnold P. Kling, a United States citizen (“Mr. Kling”) (together, Niobe and Mr. Kling are the "Reporting Persons").

         Niobe’s principal business is consulting.  Mr. Kling is the Manager of Niobe and, as such, may be deemed to indirectly beneficially own the shares of the Common Stock beneficially owned by Niobe as set forth in response to Item 5 below.  The business address of the Reporting Persons is 712 Fifth Avenue, 11th Floor, New York, New York 10019.

          During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

      The securities of the Issuer beneficially owned directly by each of Niobe and Mr. Kling were acquired using working capital and personal funds, respectively (See Item 5 below).

Item 4.	Purpose of Transaction.

      For the purpose of providing the Issuer with necessary working capital, on November 11, 2009, pursuant to the Note and Common Stock Purchase Agreement (the “Purchase Agreement”) dated November 11, 2009 between the Issuer and Niobe, Niobe acquired (i) 43,478,260 shares of Common Stock at a purchase price of $0.046 per share and (ii) a senior secured convertible promissory note (the “Secured Note”) in the principal amount of $1,000,000, convertible into Common Stock at a conversion price equal to $0.046 per share for an aggregate of 21,739,130 shares of Common Stock.  The Secured Note bears interest at a rate of 3% per annum and matures on November 13, 2012.  This transaction is referred to as the “Financing.”  As a result of the Financing, Niobe acquired control of the Issuer (approximately 60% of the Common Stock issued and outstanding immediately after closing of the Financing).

CUSIP No. 743642100	SCHEDULE 13D	Page 5 of 6
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Item 4.	Purpose of Transaction.(CONTINUED)

As contemplated by the Purchase Agreement, all of the Issuer’s executive officers and Board members prior to the closing of the Financing, with one exception, resigned effective concurrently with the closing of the Financing.  That remaining Board member resigned effective upon the expiration of the 10-day notice period required by Rule 14f-1 under the Exchange Act.  In addition, effective upon the closing of the Financing, Mr. Kling was named President and a director of the Issuer.  The Rule 14f-1 Information Statement was filed with the Securities and Exchange Commission (the “Commission”) and mailed to stockholders by the issuer on November 16, 2009.  In addition, details of the Financing were disclosed by the Issuer on a Current Report on Form 8-K filed with the Commission on November 13, 2009.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)      As of the date hereof, (i) Niobe beneficially owns an aggregate of 65,217,390 shares of the Common Stock including 43,478,260 shares of the Common Stock and 21,739,130 shares of the Common Stock issuable to Niobe upon conversion of the Secured Note and (ii) Mr. Kling beneficially owns an aggregate of 65,242,390 shares of Common Stock including, 25,000 shares of Common Stock directly and 65,217,390 shares of Common Stock indirectly as the Manager of Niobe.  The 65,242,390 shares beneficially owned by Mr. Kling represent beneficial ownership of approximately 69.5% of the Common Stock of the Issuer as of November 11, 2009, calculated in accordance with Rule 13d-3 of the Exchange Act.

(b)      Mr. Kling has sole dispositive and voting power over the shares of Common Stock he beneficially owns (see response to (a) of this Item, above).  Mr. Kling disclaims beneficial ownership of the shares of Common Stock beneficially owned by Niobe except to the extent of his pecuniary interest therein.

(c)      On November 11, 2009, in the Financing transaction, Niobe acquired beneficial ownership of approximately 69.5% of the Common Stock.  See the response to Items 4 and 5(a) above.

(d)      Except as stated within this Item 5, only Mr. Kling has the right to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer.  To the knowledge of the Reporting Persons, only Niobe have the right to receive dividends, or proceeds, from the sale of the shares of Common Stock of the Issuer.

(e)      Inapplicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A copy of the Purchase Agreement is incorporated by referenced to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2009.

CUSIP No. 743642100	SCHEDULE 13D	Page 6 of 6
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SIGNATURES

After reasonable  inquiry and to the best of each of the  undersigned's knowledge and belief,  each of the undersigned  certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2009

Niobe Ventures, LLC

By:	/s/ Arnold P. Kling
Name: Arnold P. Kling
Its: Manager

/s/ Arnold P. Kling
Name: Arnold P. Kling